EVOFEM BIOSCIENCES, INC.
12400 High Bluff Drive, Suite 600
San Diego, CA 92130

March 9, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jane Park

RE:     Evofem Biosciences, Inc.
    Registration Statement on Form S-3
    Filed March 4, 2021
    File No. 333-253881
    Request for Acceleration

Ladies and Gentlemen:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Evofem Biosciences, Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to March 11, 2021, at 4:01 p.m. Eastern Time, or as soon as is practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Melanie Ruthrauff Levy of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (858) 314-1873, with any comments or questions regarding the Registration Statement.

Very truly yours,

EVOFEM BIOSCIENCES, Inc.

/s/ Justin J. File
Justin J. File
Chief Financial Officer

cc:    Melanie Ruthrauff Levy, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.